[ZipGlobal Holdings, Inc. letterhead]

VIA EDGAR

November 6, 2006

Division of Corporate Finance
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. H. Christopher Owings, Assistant Director

RE:	ZipGlobal Holdings, Inc. (the “Company”)
Request for Acceleration of Effective Date
Registration on Form SB-2; Commission File No. 333-135134

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C, promulgated under the Securities Act of 1933, as amended (the “Act”), ZipGlobal Holdings, Inc., a Delaware corporation (the “Company”), formally requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form SB-2 (File No.: 333-135134) as of 12:00pm (EST) on Wednesday, November 8, 2006 or as soon thereafter as practicable.

In accordance with Rule 461, this will confirm that the Company is aware of its obligations under the Act. This will further confirm that there are no underwriters involved in this registration.

The Company hereby acknowledges that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ZipGlobal Holdings, Inc.

By:      /s/ Mike Lee
Mike Lee
    President

cc:       Virginia K. Sourlis, Esq.